July 2, 2013

United States Securities & Exchange Commission
Washington, D.C. 20549

Attn: Mara L. Ransom

RE:	Romantique Ltd. Amendment No. 1 to Registration Statement on Form S-1 Filed June 10, 2013 File No. 333-187917

Dear Ms. Ransom:

We are in receipt of your letter dated July 1, 2013 regarding the above-mentioned filing and would like to respond as follows:

General

1.
The following selling shareholders acquired their shares on September 19, 2012:  Bnos Menachem, Chaim Gurary, Joseph Zwiebel, Keren Hacinuch, Samuel Eisenberg, Schonfeld & Weinstein, L.L.P., Shimi Barber, Shoshana Abramov.

The following selling shareholders acquired their shares on March 4, 2013: Miacomet Funds Holdings and Dror Iyou.

The following selling shareholders acquired their shares on March 5, 2013: Menachem Abramov, Yitzchok Fisch, Nissen Beckerman, Jeffrey Simon, Mordechai Nagel, David Sputz, Zalman Komar, Yitchok Barber, Yosef Simpson, Mendel Barber and Schneur Wilhelm.

The following selling shareholders acquired their shares on March 6, 2013: Kurosh Livi, David Livi, Marc Fries, Bruce Federman, Joseph Popack, Brian Natanov, Sol Gutleizer, Soloman Carlebach, Jeffrey Zwick and Samuel Fettman Pincus Friedman, Josh Guttman, Jack Guttman, Menachem Schneerson, Mendel Raskin, Martin Kurlander, Leonard Spector, Brian Jedwab.

The following selling shareholders acquired their shares on March 7, 2013: BVH Holdings, Leib Simpson, David Jaroslawicz, Yehuda Schmukler, Richard Jedwab, Ilan Mandel and Steven Spector.

The following selling shareholders are friends of an officer and/or director of Romantique Ltd:  Menachem Abramov, Solomon Carlebach, Samuel Fettman, Yitschek Fisch, Pincus Friedman, Marc Fries, Sol Gutleizer, Jack Guttman, Josh Guttman, David Jaroslawicz, Brian Jedwab, Richard Jedwab, Zalman Komar, David Livi, Kurosh Livi, Mordechai Nagel, Brian Natanov, Joseph Popack, Yehuda Schmukler, Menachem Schneerson, Jeffrey Simon, Leib Simpson, Yosef Simpson, David Sputz, Schneur Wilhelm and Jeffrey Zwick.

The following selling shareholders are acquaintances of an officer and/or director of Romantique Ltd.: Bruce Federman, Nissen Beckerman, Martin Kurlander, Ilan Mendel, Miacomet Funds Holding, BVH Holdings, Mendel Raskin, Leonard Spector and Steven Spector.

The following selling shareholders are relatives of an officer and/or director of Romantique Ltd.: Mendel Barber, Yitchok Barber, Shimi Barber; Mordechai Gurary, principal Bnos Menachem.

The following selling shareholders are business associates of Romantique Ltd.: Miacomet Funds (customer); Dror Iyou (supplier)

The following are affiliations between selling shareholders:  Yitzchok Barber, Mendel Barber, Shimi Barber are relatives- Yitzchok and Mendel are brothers and Shimi is their nephew; Jack Guttman is the son of Josh Guttman; Brian Jedwab is the son of Richard Jedwab; Kurosh Livi and David Livi are brothers; Leib Simpson is the father of Yosef Simpson; Leonard Spector is the father of Steven Spector; Mordechai Gurary, principal of Bnos Menachem, is the father of Chaim Gurary. Moshe Schmuckler, a principal of Keren Hachinuch, is the brother of Yehuda Schmuckler, a selling shareholder.

The number of shares of Romantique common stock held by non-affiliates is 2,366,750.

Prospective Cover Page

2.
We have revised our prospectus to disclose that our shares will be sold at a fixed price until our shares are listed on an exchange or quoted on an Over-the-Counter market such as the OTC-BB, OTC-QX or OTC-QB markets.  We have deleted all reference to “Pink Sheets.”

Risk Factors Relating to Our Company, page 8.

19. Our Elections under the JOBS Act May Result in Our Financial Statements Not Being Comparable with Those of Other Publicly Traded Companies, page 14.

3.	We have revised Risk Factor 19 and have corrected all typographical errors.

Business, page 23

4.	We have added a risk factor describing the risk that a conflict of interest may exist as a result of Mr. Gurary’s involvement in both Romantique Ltd. and Ocappi Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 28

5.
The amount of receivables outstanding as of February 28, 2013 that were collected as of July 2, 2013 is $860,272.

Payment terms currently range from 30 days to 10 equal payments.  Different terms are extended to different customers mainly based on customer financing needs.  On occasion, more generous terms will be used as customer incentives. Payment terms average to about 4 equal payments over 120 days.

The amount of receivables as of February 28, 2013 that are currently past due as of July 2, 2013 is $67,067.

Certain Relationships and Related Party Transactions, page 35

6.	We are filing the consulting agreement between Mr. Gurary and Romantique Ltd. as a material contract. All reference to Mr. Gurary now consistently refers to him as Yitzchok Gurary.

Merchandise, page 35

7.	For the period from inception through February 28, 2013, the amount of merchandise purchased from Classique Creations, LLC is $1,330,657. During the quarter ended February 28, 2013, we purchased $142,357 from Classique Creations LLC.

Financial Statements, page 37

Notes to Financial Statements, page 42

Net Income (Loss) Per Share, page 43

8.	We have reconciled the numerators and the denominators of the basic and diluted per-share computations as required by ASC 260-10-50-1(a) in Note 1 to the financial statements. The disclosures required by ASC 260-10-50-1(c) have been provided in Note 1 to the financial statements.

Thank you.

Very truly yours,

Yitchok Gurary
President
Romantique Ltd.